UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Silicon Image, Inc.

(Name of Subject Company (Issuer))

Cayabyab Merger Company

(Name of Filing Persons (Offerors))

a wholly owned subsidiary of

Lattice Semiconductor Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Byron Milstead

Corporate Vice President, General Counsel and Secretary

Lattice Semiconductor Corporation

5555 N.E. Moore Court

Hillsboro, Oregon 97124

(503) 268-8000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO consists of the following communications relating to the planned tender offer by Cayabyab Merger Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Lattice”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), to be commenced pursuant to an Agreement and Plan of Merger, dated January 26, 2015, by and among Lattice, Purchaser and Silicon Image:

(a)	Presentation to Lattice investors, dated January 27, 2015

(b)	Edited transcript of Lattice conference call on January 27, 2015

(c)	Announcement to Lattice employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015;

(d)	Lattice Q&A for its employees

(e)	Form of announcement from Lattice to its customers and channel partners, dated January 27, 2015

(f)	Form of announcement from Lattice to its suppliers, dated January 27, 2015

These communications were first used or made available on January 27, 2015.

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Silicon Image, Inc. has commenced at this time. In connection with the proposed transaction, Lattice Semiconductor may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Silicon Image. INVESTORS AND SECURITY HOLDERS OF SILICON IMAGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Lattice Semiconductor through the Web site maintained by the SEC at http://www.sec.gov or through Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124-6421.

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Presentation to Lattice investors, dated January 27, 2015

99.2	Edited transcript of Lattice conference call on January 27, 2015

99.3	Announcement to Lattice employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015

99.4	Lattice Q&A for its employees

99.5	Form of announcement from Lattice to its customers and channel partners, dated January 27, 2015

99.6	Form of announcement from Lattice to its suppliers, dated January 27, 2015

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